January 30, 2009

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Lyn Shenk, Branch Chief

RE:

Your comment letter of December 26, 2008

The Standard Register Company

Form 10-K for the fiscal year ended December 30, 2007

Form 10Q for the quarterly period ended September 28, 2008

File No. 001-11699

Dear Mr. Sears,

This letter sets forth the responses of The Standard Register Company (the “Company”) to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) letter dated December 26, 2008 with regard to the above-referenced filings.  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff’s letter and followed each comment with our response.  The numbered comments of this letter correspond to the numbered comments of the Staff’s letter.  References to “we,” “our,” or “us” mean the Company.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10K:  For the Year Ended December 30 2007

Item 5. Market for Registrant’s Common Equity

Dividends, page 11

1.

Comment – We note that dividend payments have exceeded the sum of cash provided by operating activities and cash used for additions to plant and equipment in certain recent fiscal years and that book value per share has declined each year since 2002.  Please revise future filings to indicate whether you currently expect that comparable cash dividends will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments.  Refer to Item 201(c)(2) of Regulation S-K.  To the extent that you expect that comparable cash dividends will continue to be paid in the future, please revise your disclosure in liquidity and capital resources to indicate how such dividend payments will be funded.

Response – Item 201(c)(2) of Regulation S-K encourages registrants, which have a history of paying cash dividends to indicate whether they currently expect that comparable cash dividends will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments.  Our Board of Directors meets each quarter and decides at that time whether to declare a dividend and how much that dividend will be.  Therefore, we cannot state that the dividends will continue at a comparable rate; however at the time of filing our

Form 10-K for the year ended December 30, 2007, we had no reason to believe that we would not continue paying dividends.  Our projected cash flow for 2008 showed that we expected to generate sufficient cash flow from operations, after cash used for additions to plant and equipment, for the payment of dividends.

We believe that our disclosure in our Form 10-K for that period met this requirement when we disclosed, “We expect to continue paying quarterly dividends in the future; however, the amounts paid, if any, will be dependent upon earnings and the future financial condition of the Company.”  In future filings we will also revise our disclosure in liquidity and capital resources to indicate how future dividend payments will be funded.

Due to recent losses in the value of our pension plan assets, our shareholders equity at the end of 2008 has decreased significantly.  We are in the process of evaluating what impact this will have on our ability to pay dividends under regulations in the state of Ohio.  In our Form 10-K for the year ended December 28, 2008, we may be disclosing possible restrictions on our ability or intent to declare dividends and will revise our disclosures accordingly.  We would be glad to furnish our revised disclosure to you prior to filing our 10K should you feel that is necessary.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

2.

Comment – We note from your disclosure in footnote 15 to the financial statements that you measure segment profitability before restructuring, impairment, and certain pension-related expenses.  We acknowledge that is acceptable to discuss in MD&A the results of operations of your segments based upon the measure of segment profit or loss, which is analyzed by management.  However, we do not believe that is appropriate to present consolidated “Adjusted Operating Income,” a non-GAAP measure of consolidated operating performance, in any context other than the SFAS 131-required disclosure in footnote 15 because this measure excludes several recurring expenses.  In this regard, please discontinue presentation and discussion of consolidated “Adjusted Operating Income” in MD&A in your periodic reports and your reports on Form 8-K.  Please limit your discussion of non-GAAP measures of profit or loss solely to individual segments and solely on the basis of profitability included in your segment footnote, which differs slightly from “Adjusted Operating Income.”  For guidance, please refer to question 21 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response – We will discontinue presentation and discussion of consolidated “Adjusted Operating Income” in MD&A in our future periodic reports and our future reports on Form 8-K.

3.

Comment – We note your discussion and analysis of costs of sales is limited to the context of gross margin, which does not address your cost of sales directly.  We believe your disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs of sales on a stand-alone basis (not in the context of gross margin).  Please revise as appropriate.

Response – In our future filings, we will supplement our discussion of gross margin in our MD&A with a discussion and analysis of cost of sales on a stand-alone basis.

Segments, page 22

4.

Comment – You state that your selling, general, and administrative expenses (SG&A) allocation is made based upon an evaluation of each segment’s utilization of selling, support, and engineering resources.  Please expand your disclosure in MD&A, as well as your segment footnote (Note 15), to more fully describe how the utilization of selling, support, and engineering resources is measured for your individual segments.  In addition, disclose factors that have impacted your segments’ utilization of such resources or the allocation of related expenses in the past, or are likely to impact their utilization of such resources or the allocation of related expenses in the future.  Please provide your proposed disclosure as part of your response.

Response - We plan on making the following disclosure in our MD&A and our segment footnote in our 10K for the year ended December 28, 2008:

Our business segments incur limited selling, general, and administrative expenses (SG&A) directly. Each business segment receives an allocation of SG&A expense as follows:

•

Corporate general and administrative expense is allocated based on the segments budgeted revenue as a percentage of  budgeted consolidated revenue

•

Selling expense incurred by each regional sales office is allocated based on the segments actual revenue as a percentage of the region’s total revenue.  Corporate selling expense is allocated to segments in proportion to each segments share of consolidated revenue.

•

Engineering expense is primarily allocated to the Document Management segment

5.

Comment – Please expand your disclosure regarding the results of operations of your segments to provide a more detailed analysis of the changes in operating expenses recognized by your segments.  For example, with regard to your “Document Management” segment, please identify specific cost savings realized by the segment in fiscal year 2007, as opposed to indicating that there were less SG&A expenses to allocate.  Furthermore, please ensure that the impact of all material factors resulting in changes to your segments’ gross margins, operating expenses, and operating income have been quantified.

Response – In our future filings, we will expand our disclosure regarding the results of operations of our segments to provide a more detailed analysis of the changes in operating expenses and quantify the impact of all material factors that result in changes to our segments’ gross margins, operating expenses, and operating income.

Form 10Q for the Quarterly period ended September 28, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

6.

Comment – We note that your MD&A disclosure should discuss your results of operations for both the most recent fiscal quarter, as well as the year-to-date period.  Please revise your MD&A disclosure accordingly.  Refer to Instruction 5(b)(2) to paragraph 303(a)(4) of Regulation S-K for further guidance.

Response – In our future filings, we will include a discussion in our MD&A of our results of operations for both the most recent fiscal quarter, as well as the year-to-date period.

7.

Comment – Please expand your disclosure to discuss the changes in your segments’ gross margins and operating income in significantly greater detail.  As part of your response, please specifically tell us why the operating income recognized by your “Document Management” segment for the 39 weeks ended September 28, 2008 increased materially, despite the decline in the amount of revenue recognized for the same period.

Response – As indicated in our response to comment number 5, we will expand our disclosure to discuss the changes in our segments’ gross margins and operating income in significantly greater detail in all future filings.

Operating income recognized by our Document Management segment for the 39 weeks ended September 28, 2008 increased materially, despite the decline in revenue primarily due to the reduced SG&A expense allocation.

As indicated in our response to comment number 4, a relatively small percentage of total SG&A expense was incurred directly by each segment.  Therefore, most of the SG&A expense reported for each segment was incurred by functions that serve all or most of the segments.  Our consolidated SG&A expense for the 39 weeks ended September 28, 2008 decreased significantly from the prior period primarily a result of the headcount reductions and other restructuring actions completed in 2007, decreased pension expense as a result of the recent plan modifications, and lower incentive compensation and travel-related expenses.  These cost reductions resulted in less expense to allocate to segments which improved the segments profitability.

As we indicated in our response to comment number 4, we will include a description of our method for allocating SG&A expense to our business segments in our future filings.

Should the Staff have further questions or comments or need any further information or clarification, please call me at 937-221-1560.

Sincerely,

/S/ CRAIG J. BROWN

Craig J. Brown

Senior Vice President, Treasurer and

Chief Financial Officer

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